UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CELADON GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

150838100 (CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  150838100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Fernando Montero Defined Benefit Pension Trust.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization N/A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0- 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No.  150838100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Fernando Montero.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Peru

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0- 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.  150838100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cecilia Montero.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Peru

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0- 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.  150838100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vizcaya Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0- 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No.  150838100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Atlantic Balanced Fund Inc.*

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0- 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

*	All of the issued and outstanding voting stock of Atlantic Balanced Fund Inc. is owned by Atlantic Security Holding Corp. (“ASHC”), a corporation organized under the laws of the Cayman Islands. ASHC is a wholly-owned subsidiary of Credicorp Ltd., a corporation organized under the laws of Bermuda.

CUSIP No.  150838100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Atlantic Security Bank.*

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0- 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) BK

*	Atlantic Security Bank (“ASB”) is a wholly-owned subsidiary of Atlantic Security Holding Corp. (“ASHC”), a corporation organized under the laws of the Cayman Islands. ASHC is a wholly-owned subsidiary of Credicorp Ltd., a corporation organized under the laws of Bermuda.

CUSIP No.  150838100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Southampton Finance Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0- 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:

Celadon Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Celadon Drive
Indianapolis, IN 46235-4207

Item 2(a).	Name of Persons Filing:

Fernando Montero Defined Benefit Pension Trust
Fernando Montero
Cecilia Montero
Vizcaya Investments, Inc.
Atlantic Balanced Fund Inc.
Atlantic Security Bank
Southampton Finance Corp.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Fernando Montero Defined Benefit Pension Trust
2665 South Bayshore Drive
Suite 1101
Coconut Grove, FL 33133

Fernando Montero
2665 South Bayshore Drive
Suite 1101
Coconut Grove, FL 33133

Cecilia Montero
2665 South Bayshore Drive
Suite 1101
Coconut Grove, FL 33133

Vizcaya Investments, Inc.
c/o Atlantic Security Bank
Calle 50 y Aquilino de la Guardia
Torre Banco Continental
Piso 28 & 29
Ciudad de Panama, Panama

Atlantic Balanced Fund, Inc.
c/o Atlantic Security Bank
Calle 50 y Aquilino de la Guardia
Torre Banco Continental
Piso 28 & 29
Ciudad de Panama, Panama

Atlantic Security Bank
Calle 50 y Aquilino de la Guardia
Torre Banco Continental
Piso 28 & 29
Cuidad de Panama, Panama

Southampton Finance Corp.
c/o Atlantic Security Bank
Calle 50 y Aquilino de la Guardia
Torre Banco Continental
Piso 28 & 29
Ciudad de Panama, Panama

Item 2(c).	Citizenship:

See Item 4 on Page 2
See Item 4 on Page 3
See Item 4 on Page 4
See Item 4 on Page 5
See Item 4 on Page 6
See Item 4 of Page 7
See Item 4 on Page 8

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	Cusip Number:

150838100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a) Amount Beneficially Owned:

See Item 9 on Page 2
See Item 9 on Page 3
See Item 9 on Page 4
See Item 9 on Page 5
See Item 9 on Page 6
See Item 9 on Page 7
See Item 9 on Page 8

(b) Percent of Class:

See Item 11 on Page 2
See Item 11 on Page 3
See Item 11 on Page 4
See Item 11 on Page 5
See Item 11 on Page 6
See Item 11 on Page 7
See Item 11 on Page 8

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 on Page 2
See Item 5 on Page 3
See Item 5 on Page 4
See Item 5 on Page 5
See Item 5 on Page 6
See Item 5 on Page 7
See Item 5 on Page 8

(ii) Shared power to vote or to direct the vote:

See Item 6 on Page 2

See Item 6 on Page 3
See Item 6 on Page 4
See Item 6 on Page 5
See Item 6 on Page 6
See Item 6 on Page 7
See Item 6 on Page 8

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 on Page 2
See Item 7 on Page 3
See Item 7 on Page 4
See Item 7 on Page 5
See Item 7 on Page 6
See Item 7 on Page 7
See Item 7 on Page 8

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on Page 2
See Item 8 on Page 3
See Item 8 on Page 4
See Item 8 on Page 5
See Item 8 on Page 6
See Item 8 on Page 7
See Item 8 on Page 8

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Exhibit B attached hereto

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003 Fernando Montero Defined Benefit Pension Trust

By:	/s/ FERNANDO MONTERO, Trustee
Fernando Montero, Trustee/ Authorized Signatory

Exhibit A to Schedule 13G

Joint Filing Agreement

Pursuant to Rule 13d-1(k)

The undersigned persons (the “Reporting Persons”) hereby agree that a joint statement on this Schedule 13G, and any amendments thereto, be filed on their behalf by Fernando Montero Defined Benefit Pension Trust.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: February 12, 2003 Fernando Montero Defined Benefit Pension Trust

By:	/s/ FERNANDO MONTERO, Trustee
Fernando Montero, Trustee/ Authorized Signatory

/s/ FERNANDO MONTERO /s/ CECILIA MONTERO

Vizcaya Investments, Inc.

By:	/s/ FERNANDO MONTERO
Fernando Montero Authorized Signatory

Atlantic Balanced Fund Inc.

By:	/s/ JORGE PONCE
Jorge Ponce Authorized Signatory

Atlantic Security Bank

By:	/s/ JORGE PONCE
Jorge Ponce Authorized Signatory

Southampton Finance Corp.

By:	/s/ JORGE PONCE
Jorge Ponce Authorized Signatory

Exhibit B

Members of Group:

Fernando Montero Defined Benefit Pension Trust	(OO)
Fernando Montero	(IN)
Cecilia Montero	(IN)
Vizcaya Investments, Inc.	(CO)
Atlantic Security Bank	(BK)
Atlantic Security Holding Corp.(1)(2)	(CO)
Cedicorp Ltd.(1)(2)	(CO)
Atlantic Balanced Fund Inc.	(CO)
Southampton Finance Corp.	(CO)

Aggregate amount of common shares beneficially owned by group:

-0-

Percent of class:

0%

(1)	The holdings of these members have been reported by Atlantic Balanced Fund, Inc.

(2)	The holdings of these members have been reported by Atlantic Security Bank.